

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Shawn Duffy
Chief Financial Officer
VIASAT INC
6155 El Camino Real
Carlsbad, California 92009

> **Re: VIASAT INC**
> **Form 10-K for the period ended March 31, 2020**
> **Filed May 29, 2020**
> **File No. 000-21767**

Dear Ms. Duffy:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing